

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2021

Steven Lisi
Chief Executive Officer
Beyond Air, Inc.
825 East Gate Blvd., Suite 320
Garden City, NY 11530

      **Re: Beyond Air, Inc.**
           **Preliminary Proxy Statement on Schedule 14A**
           **Filed January 12, 2021**
           **File No. 001-38892**

Dear Mr. Lisi:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc:    Stephen M. Nicolai, Esq.